UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Adams Golf, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006228-10-0

(CUSIP Number)

Dennis O. Garris Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

1	NAME OF REPORTING PERSONS SJ Strategic Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,116,923*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,116,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	SJ Strategic Investments LLC entered into a voting agreement with Taylor Made Golf Company, Inc. (“Parent”), pursuant to which it granted Parent an irrevocable proxy, as described in Amendment No. 8 to this Schedule 13D.
**	Based on 7,995,511 shares of Common Stock outstanding as of May 11, 2012, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2012.

1	NAME OF REPORTING PERSONS John M. Gregory
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,846*
	9	SOLE DISPOSITIVE POWER 12,273
	10	SHARED DISPOSITIVE POWER 1,116,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,846*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 459,650 shares of Common Stock beneficially owned by Roland E. Casati (“Casati”) for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement described in Amendment No. 4 to this Schedule 13D. Additionally, John M. Gregory entered into a voting agreement with Parent, pursuant to which he granted Parent an irrevocable proxy, as described in Amendment No. 8 to this Schedule 13D.
**	Based on 7,995,511 shares of Common Stock outstanding as of May 11, 2012, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2012.

1	NAME OF REPORTING PERSONS Joseph R. Gregory
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,591,596*†
	9	SOLE DISPOSITIVE POWER 948,446
	10	SHARED DISPOSITIVE POWER 183,500†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,591,596*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement described in Amendment No. 4 to this Schedule 13D. Additionally, Joseph R. Gregory entered into a voting agreement with Parent, pursuant to which he granted Parent an irrevocable proxy, as described in Amendment No. 8 to this Schedule 13D.

**	Based on 7,995,511 shares of Common Stock outstanding as of May 11, 2012, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2012.

†	Includes 183,500 shares of Common Stock donated by Joseph R. Gregory to The Master’s Table, Inc., a 501(c)(3) tax exempt foundation, of which he serves as the President.

1	NAME OF REPORTING PERSONS The Master’s Table, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,500*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 183,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	183,500 shares of Common Stock donated by Joseph R. Gregory to The Master’s Table, Inc., a 501(c)(3) tax exempt foundation, of which he serves as the President.
**	Based on 7,995,511 shares of Common Stock outstanding as of May 11, 2012, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2012.

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the statement on Schedule 13D initially filed on January 30, 2007 (the “Original Filing”), as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on November 6, 2007 and Amendment No. 3 filed on November 30, 2007, with respect to SJ Strategic Investments LLC (“SJSI”), John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Joseph R. Gregory (the “Initial Reporting Persons”), Amendment No. 4 filed on November 17, 2011, with respect to the Initial Reporting Persons and Roland E. Casati (“Casati”), Amendment No. 5 filed on November 29, 2011, Amendment No. 6 filed on December 7, 2011, Amendment No. 7 filed on February 21, 2012, with respect to SJSI, John M. Gregory, Joseph R. Gregory and Casati, and Amendment No. 8 filed on March 20, 2012, with respect to SJSI, John M. Gregory and Joseph R. Gregory. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 9. Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Filing, as amended.

This filing also constitutes the initial statement on Schedule 13D for The Master’s Table, Inc. (“The Master’s Table”).

This Amendment No. 9 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by SJSI, John M. Gregory, Joseph R. Gregory and The Master’s Table (the “Reporting Persons”).

Item 1.	Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, $0.001 par value (the “Common Stock”) of Adams Golf, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 2801 E. Plano Pkwy, Plano, Texas, 75074.

Item 2.	Identity and Background

Item 2 is hereby stated initially for The Master’s Table, as follows:

(a)	Name

The Master’s Table is a 501(c)(3) tax exempt foundation organized under the laws of the state of Tennessee. Joseph R. Gregory is the president and a director of The Master’s Table, and controls The Master’s Table. Joseph R. Gregory’s wife, Lucinda J. Gregory, serves as the other director and as the secretary of The Master’s Table. There are no other officers or directors of The Master’s Table.

(b)	Residence or Business Address

The address for The Master’s Table is:

620 Shelby Street

Bristol, TN 37620

(c)	Present Principal Occupation or Employment

The Master’s Table is a 501(c)(3) tax exempt foundation.

(d)	Criminal Conviction

The Master’s Table has not been convicted in a criminal proceeding.

(e)	Court or Administrative Proceeding

The Master’s Table has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Joseph R. Gregory donated 183,500 shares to The Master’s Table as a charitable contribution.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following information:

On May 30, 2012, Joseph R. Gregory transferred 183,500 shares to The Master’s Table. The Master’s Table agreed, pursuant to a supplementary agreement (the “Supplementary Agreement”), to become bound to all of the terms and conditions set forth in the voting agreement entered into between Joseph R. Gregory and Taylor Made Golf Company, Inc. (“Parent”) on March 18, 2012 (the “Voting Agreement”). While the Voting Agreement contains certain restrictions on the ability of Joseph R. Gregory to transfer Voting Agreement Shares during the term of the Voting Agreement, The Master’s Table is a permitted transferee under Section 2.3(d) of the Voting Agreement because it is a 501(c)(3) tax exempt foundation. Additionally, Joseph R. Gregory agreed to remain directly liable for the performance by The Master’s Table of all obligations of The Master’s Table under the Voting Agreement.

A form of the Supplementary Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Supplementary Agreement are qualified in their entirety by reference to the Supplementary Agreement.

The voting agreement, dated November 17, 2011, by and among John M. Gregory, Joseph R. Gregory and Casati remains in effect.

Item 5.	Interest in Securities of the Issuer.

(a) SJSI, John M. Gregory, Joseph R. Gregory and The Master’s Table may be deemed to beneficially own, in the aggregate, 2,720,792 shares of Common Stock, representing 34.03% of the Issuer’s outstanding Common Stock (based on 7,995,511 shares of Common Stock outstanding as of May 11, 2012, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2012).

The 2,720,792 shares of Common Stock beneficially owned by the Reporting Persons include the following:

•	1,116,923 shares of Common Stock beneficially owned by SJSI and John M. Gregory;

•	12,273 shares of Common Stock beneficially owned by John M. Gregory;

•	183,500 shares of Common Stock beneficially owned by The Master’s Table and Joseph R. Gregory;

•	948,446 shares of Common Stock beneficially owned by Joseph R. Gregory;

•	459,650 shares of Common Stock beneficially owned by Casati.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the shares of Common Stock referenced in paragraph 5(a):

•	SJSI has shared voting power and shared dispositive power with regard to 1,116,923 shares of Common Stock beneficially owned by John M. Gregory and SJSI.

•

John M. Gregory has shared voting power with regard to 1,588,846 shares of Common Stock, which includes (i) 1,116,923 shares of Common Stock beneficially owned by John M. Gregory and SJSI, over which John M. Gregory has granted Parent and irrevocable proxy; (ii) 12,273 shares of Common Stock beneficially owned by John M. Gregory, over which John M. Gregory has granted Parent and irrevocable proxy; and (iii) 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory. See Item 4.

•	John M. Gregory has shared dispositive power with regard to 1,116,923 shares of Common Stock beneficially owned by John M. Gregory and SJSI.

•	John M. Gregory has sole dispositive power with regard to 12,273 shares of Common Stock.

•

Joseph R. Gregory has shared voting power with regard to 1,591,596 shares of Common Stock, which includes (i) 948,446 shares of Common Stock beneficially owned by Joseph R. Gregory, over which Joseph R. Gregory has granted Parent an irrevocable proxy; (ii) 183,500 shares of Common Stock beneficially owned by Joseph R. Gregory and The Master’s Table, over which The Master’s Table has granted Parent an irrevocable proxy; and (iii) 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory. See Item 4.

•	Joseph R. Gregory has sole dispositive power over 948,446 shares of Common Stock beneficially owned by Joseph R. Gregory.

•	Joseph R. Gregory has shared dispositive power over 183,500 shares of Common Stock beneficially owned by Joseph R. Gregory and The Master’s Table.

•	The Master’s Table has shared voting power and shared dispositive power over 183,500 shares of Common Stock beneficially owned by Joseph R. Gregory and The Master’s Table.

(c) Other than Joseph R. Gregory’s donation of 183,500 shares to The Master’s Table, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following information:

The description of the Supplementary Agreement described in Item 4 is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated May 30, 2012, among SJ Strategic Investments LLC, John M. Gregory, Joseph R. Gregory and The Master’s Table, Inc.

Exhibit 2	Form of Supplementary Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: May 30, 2012

SJ Strategic Investments LLC

By:	/s/ John M. Gregory
John M. Gregory
Its: Managing Member

/s/ John M. Gregory
John M. Gregory

/s/ Joseph R. Gregory
Joseph R. Gregory

The Master’s Table, Inc.

By:	/s/ Joseph R. Gregory
Joseph R. Gregory
Its: President

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated May 30, 2012, among SJ Strategic Investments LLC, John M. Gregory, Joseph R. Gregory and The Master’s Table, Inc.

2	Form of Supplementary Agreement